Execution copy

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 30, 2020, is by and between Beijing JWGB Sci. & Tech. Co., Ltd, a corporation formed under the laws of the People’s Republic of China (“Purchaser”), and Altamira Instruments, Inc., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller owns and operates a catalyst research instrument and bench-scale micro-reactor systems business (including the AMI and BenchCAT product lines and related products currently marketed and sold under the Altamira brand)(the “Business”); and

WHEREAS, Seller is willing to sell to Purchaser the assets utilized by Seller in operating the Business, and Purchaser is willing to purchase such assets, all in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Exhibit A to this Agreement contains definitions of certain defined terms used in this Agreement or cross-references to places in this Agreement where those terms are defined in context.

ARTICLE II

PURCHASE OF ASSETS; CONSIDERATION; ADDITIONAL COVENANTS

2.1 Purchase of Assets by Purchaser.

(a) Purchased Assets. Upon the terms and subject to the conditions of this Agreement and on the basis of the representations, warranties and agreements contained herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser all of Seller’s right, title and interest in and to all assets used by it in the conduct of the Business, whether tangible or intangible (including goodwill), real, personal or mixed, but excluding the Excluded Assets, free and clear of all Liens (the “Purchased Assets”). The Purchased Assets include all of the right, title and interest of Seller in and to the following assets used in the conduct of the Business by Seller:

(i) all machinery, jigs, tools, dies, equipment and devices (including data processing hardware and related telecommunications equipment, media and tools), furniture, fixtures, office equipment, computer hardware, supplies, materials and tangible other personal property of Seller, including those items described on Schedule 2.1(a)(i), subject to normal usage and receipts through the Closing Date (the "Tangible Personal Property");

(ii) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, including those items described on Schedule 2.1(a)(ii), subject to normal usage and receipts through the Closing Date (the “Inventory”);

(iii) all websites, domain names, and email accounts described on Schedule 2.1(a)(iii) associated with the Business (for the avoidance of doubt, Purchaser shall be liable for the fees and subscription costs associated therewith on and after the Closing Date);

(iv) all marketing or promotional designs, sales literature, brochures, advertisements, concepts, literature, rights against other Persons in respect of any of the foregoing and any other promotional assets used or useful or developed or acquired for use in connection with the Business;

(v) all formulas, know-how, trademarks, service marks, trade names, logos, trade dress, copyrights, technology, trade secrets, inventions, models, processes, formulas, techniques, designs, licenses, pricing policies, information as to the identities or requirements of customers or potential customers, market information, market analyses, marketing plans, operating or management policies, procedures and forms, computer programs developed, owned or maintained by Seller (including all related source code, object code, technical or user documentation, manuals and databases), and all other proprietary rights of Seller used or useful or developed or acquired for use in the Business (collectively, the “Intellectual Property”);

(vi) the contracts and agreements listed on Schedule 2.1(a)(vi) (the “Scheduled Contracts”);

(vii) all prepaid deposits, advances and other prepaid expenses related to contracts and agreements on Schedule 2.1(a)(vi);

(viii) all other assets used in the conduct of the Business except for Excluded Assets, whether or not reflected on the Books and Records of Seller; and

(ix) all books, records, files and papers relating to, or necessary to the conduct of, the Business, including drawings, computer programs, manuals and data, sales and promotional materials, correspondence, research and development records, prototypes and models, lists of present and former customers, customer credit information, customers’ pricing information, business plans, studies and analyses, whether prepared by Seller or a third party, relating in any respect to the Business (including all books of account, but excluding the corporate books and records specified in Section 2.1(b)(vi)) (collectively, “Books and Records”).

(b) Excluded Assets. Notwithstanding anything in Section 2.1(a), the Purchased Assets shall not include any of the following (the “Excluded Assets”):

(i) cash and cash equivalents;

(ii) Seller’s trade accounts receivable (billed and unbilled) and miscellaneous receivables through October 14, 2020 and as specifically set forth on Schedule 2.1(b)(ii) (the “Accounts Receivable”);

(iii) bank accounts;

(iv) all contracts that are not Assumed Contracts;

(v) all prepaid Taxes and all rights and claims of Seller to refunds (including related interest) of Taxes paid by Seller;

(vi) the corporate seals, organizational documents, minute books, equity and capitalization records, Tax Returns, accounting records in Quickbooks, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records, and any other books and records which Seller is prohibited from disclosing or transferring to Purchaser under applicable Law and is required by applicable Law to retain;

(vii) all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(viii) all rights and claims of Seller under this Agreement;

(ix) any Permit the transfer or purported transfer of which would violate applicable Law; and

(x) any leased personal property.

(c) Assumed Liabilities. Purchaser shall assume, and agree to pay, perform, fulfill and discharge, the following obligations of Seller and shall assume, and agree to pay, perform, fulfill and discharge, the following obligations of Seller (collectively, the “Assumed Liabilities”):

(i) Subject to Section 2.1(d)(i), all obligations of Seller accrued prior to the Closing under Seller’s Scheduled Contracts (collectively, the “Assumed Contracts”) to the extent, and only to the extent, such obligations are required to be performed after the Closing Date including, without limitation, installations and warranty repairs (provided, that such installations and warranty repairs shall be invoiced to, and paid by, Seller at a rate of $115 per hour of labor plus payment or reimbursement for usual and customary expenses incurred in connection therewith);

(ii) All liabilities and obligations for Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any taxable period commencing on or after the Closing Date; and

(iii) all other liabilities and obligations arising out of or relating to Purchaser's ownership or operation of the Business and the Purchased Assets from and after the Closing.

(d) Retained Liabilities. Purchaser shall not assume any liabilities or obligations of Seller (whether or not relating to the Business or the Purchased Assets, and whether known or unknown, absolute, accrued, contingent or otherwise, or whether due or to become due, arising out of events or transactions or facts occurring on, prior to, or after the Closing Date), other than Assumed Liabilities (the “Retained Liabilities”), including, but not limited to, the following:

(i) All trade accounts payable by Seller to third parties and other accrued expenses in connection with the Business that remain unpaid as of October 14, 2020 and as specifically set forth on Schedule 2.1(b)(ii);

(ii) all liabilities and obligations, whether absolute, accrued, contingent or otherwise, for Taxes including any such liability or obligation for any Taxes (a) of Seller or (b) relating to the Business, the Purchased Assets or the Assumed Liabilities for any taxable period ending on or prior to the Closing Date;

(iii) all liabilities and obligations relating to current or former employees, directors, agents, consultants or other independent contractors of Seller relating to services performed, benefits accrued or claims accrued or incurred on or prior to the Closing, including all Severance Expense;

(iv) any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related to any lawsuit or threatened lawsuit or claim (including any claim for breach or non-performance of any Contract) based upon actions, omissions or events relating to the operation of the Business or the Purchased Assets occurring on or prior to the Closing Date; and

(v) all liabilities and obligations arising out of any Legal Proceeding, inquiry, claim, Order or investigation by or before any Governmental Authority arising out of events, transactions, facts, circumstances, acts or omissions which occurred, existed or commenced prior to or on the Closing Date.

2.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement and on the basis of the representations, warranties and agreements contained herein, the aggregate consideration to be paid by Purchaser to Seller to acquire the Purchased Assets (the “Purchase Price”) will be an amount equal to Four Hundred Forty Thousand Dollars ($440,000) plus trade accounts payable paid by Seller to third parties prior to the Closing on behalf of Purchaser, if any, minus advances received by Seller from customers of Purchaser prior to the Closing, if any.

2.3 Closing; Payments at the Closing.

(a) Subject to the fulfillment or waiver of the conditions precedent set forth in Section 2.4, the closing of the transactions contemplated hereby (the “Closing”) shall take place remotely via the exchange of documents and signatures on the date hereof (the “Closing Date”). All transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. New York time on such date. At the Closing, Purchaser shall make the payments provided for in Section 2.3(b), and deliver the documents required to be delivered pursuant to Section 2.4(b), and Seller shall deliver the documents required to be delivered pursuant to Section 2.4(a).

(b) At the Closing and subject to the terms and conditions set forth in this Agreement, the Purchase Price will be paid as follows:

(i) Purchaser will deliver to Seller by wire transfer or delivery of other immediately available funds to an account designated by Seller, the sum of Two Hundred Thousand Dollars ($200,000);

(ii) Purchaser will execute and deliver to Seller a Note in the original principal amount of One Hundred Thousand Dollars ($100,000) payable by December 31, 2020; and

(iii) Purchaser will execute and deliver to Seller a Note in the original principal amount of One Hundred Forty Thousand Dollars ($140,000) payable by January 31, 2021.

2.4 Conditions to Closing.

(a) Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of, or waiver by Purchaser of, the following conditions on or before the Closing Date:

(i) Seller shall have executed and delivered to Purchaser an assignment and assumption agreement and bill of sale, substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement and Bill of Sale”);

(ii) Seller shall have delivered to Purchaser a certificate of the secretary of Seller, in form and substance satisfactory to Purchaser, certifying resolutions of the board of directors and stockholders of Seller approving this Agreement, the other Seller Documents and the transactions contemplated hereby and thereby and setting forth an incumbency certificate with respect to all officers of Seller executing this Agreement, the other Seller Documents and/or any instrument or document contemplated hereby or thereby;

(iii) Seller shall have delivered to Purchaser its Books and Records; and

(iv) Seller shall have executed and delivered to Purchaser such other conveyance documents as are reasonably appropriate to transfer title and/or ownership to the Purchased Assets to Purchaser hereunder and to otherwise consummate the transactions contemplated hereby.

(b) Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of, or waiver by Seller of, the following conditions on or before the Closing Date:

(i) Purchaser shall execute and deliver to Seller the Notes.

(ii) Purchaser shall have executed and delivered to Seller the Assignment and Assumption Agreement and Bill of Sale.

(iii) Purchaser shall have delivered to Seller a certificate of the secretary of Purchaser, in form and substance satisfactory to Seller, certifying resolutions of the board of directors of Purchaser approving this Agreement, the other Purchaser Documents and the transactions contemplated hereby and thereby and setting forth an incumbency certificate with respect to all officers of Purchaser executing this Agreement, the other Purchaser Documents and/or any instrument or document contemplated hereby or thereby.

2.5 Allocation of the Consideration. The Purchase Price shall be allocated by Seller and Purchaser among the Purchased Assets as soon as practicable following the Closing Date, in a reasonable manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate); provided, that, in the event that Seller and Purchaser are unable to mutually agree upon such allocation after negotiation in good faith, such dispute shall be resolved by an impartial nationally recognized firm of independent certified public accountants mutually appointed by Purchaser and Seller. The fees and expenses of such accounting firm shall be borne equally by Seller and Purchaser. Seller and Purchaser agree that such allocation will be binding on all parties, and that Seller and Purchaser will report, act and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation. Neither Seller nor Purchaser shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law. Seller and Purchaser will notify each other as soon as reasonably practicable of any audit adjustment or proposed audit adjustment by any Taxing Authority that affects such allocation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF SELLER

Except as specifically set forth on the Disclosure Schedule delivered by Seller to Purchaser upon the date hereof, Seller hereby represents and warrants to Purchaser as follows as of the date hereof:

3.1 Organization, Good Standing and Qualification of Seller; Ownership of Seller; Capitalization.

(a) Seller is a corporation duly formed, validly existing and in good standing under the Laws of its respective jurisdiction of formation, with full power and authority to own or lease its property and assets and to carry on the Business as presently conducted, and is duly qualified to do business as a foreign corporation or other entity and is in good standing in its jurisdiction of formation and in each jurisdiction where it is duly qualified to do business as a foreign corporation or other entity. Schedule 3.1(a) lists each jurisdiction in which each Seller is so qualified.

(b) Seller does not own or control (directly or indirectly), or have any right to acquire, any capital stock, membership interest, partnership interest, joint venture interest, equity interest or other security interest in any Person.

3.2 Authorization. Seller has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Seller has full power and authority to execute and deliver each other Seller Document to be executed by Seller, and to consummate the transactions contemplated by the Seller Documents. The execution, delivery and performance by Seller of this Agreement and the execution, delivery and performance by Seller of the other Seller Documents to be executed by Seller and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of Seller. This Agreement has been, and each other Seller Document will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each other Seller Document when so executed and delivered will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

3.3 Non-contravention. Neither the execution or delivery by Seller of this Agreement or the other Seller Documents referred to herein nor the consummation of the transactions contemplated hereby and thereby nor the performance by Seller of its obligations hereunder and thereunder will (a) contravene any provision contained in the certificate of incorporation or bylaws of Seller, (b) violate or result in a breach (with or without the lapse of time, the giving of notice or both) of or constitute a default under (i) any Contract to which Seller is a party or by which Seller is bound or to which any of the assets or properties of Seller is subject, (ii) any judgment, Order, decree, Law, rule or regulation or other restriction of any Governmental Authority, in each case to which Seller is a party or by which Seller is bound or to which any of the assets or properties of Seller is subject or (iii) any applicable Law, (c) result in the creation or imposition of any Lien on any of the assets or properties of Seller, or (d) result in the acceleration of, or permit any Person to accelerate or declare due and payable prior to its stated maturity, any Assumed Liability and/or Indebtedness of Seller.

3.4 No Consents. Except as set forth in Schedule 3.4, no notice to, filing with, or authorization, registration, consent or approval of, any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or any other Seller Document or the consummation of the transactions contemplated hereby or thereby by Seller.

3.5 The Purchased Assets. Seller has good and marketable title to (or valid leasehold or contractual interests in) all of the Purchased Assets being sold by it hereunder, free and clear of any and all Liens and, at Closing, Purchaser will be vested with good, marketable and exclusive title to the Purchased Assets free and clear of all Liens. No third party owns or has any interest by lease, license or otherwise in any of the Purchased Assets. The Purchased Assets constitute all of the rights, properties, services and assets (real, personal or mixed, tangible or intangible) which are necessary or desirable for the conduct of the Business as it is currently operated and are sufficient for Purchaser to conduct the Business from and after the Closing Date without interruption and in the Ordinary Course of the Business. There are no assets or properties used in the operation of the Business and owned by any Person other than Seller that will not be leased or licensed to Purchaser under valid, current leases or license arrangements being assigned to Purchaser hereunder. The Purchased Assets are adequate for the purposes for which such assets are currently used or held for use.

3.6 Personal Property. Schedules 2.1(a)(i) sets forth all personal property used or held for use by Seller in connection with the Business. All machinery, equipment, furniture, fixtures and other material items of personal property used in the Business are in good operating condition and fit for operation in the Ordinary Course of the Business (subject to normal wear and tear) with no defects that could reasonably be expected to interfere with the conduct of the normal operation of such equipment, furniture, fixtures and other personal property and are suitable for the purposes for which they are currently being used.

3.7 Real Property. Seller does not own, and never has owned, any real estate or interests in real estate.

3.8 Compliance with Laws. Seller is in compliance in all material respects with all Laws of each Governmental Authority applicable to its business, operations or assets. Since inception, Seller has not received any notice of or been charged with the violation of any Law. Seller is not under investigation with respect to the violation of any Law, and there are no facts or circumstances which could reasonably form the basis for any such violation, other than violations which would have an immaterial effect upon the Business.

3.9 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

3.10 Environmental Matters. The Business is being and has been conducted in compliance in all material respects with all applicable Environmental Laws. Neither the Business nor Seller nor any Affiliate of Seller has received any notices, demand letters or requests for information, arising out of, in connection with, or resulting from, a violation, or alleged violation, of any Environmental Law relating to Seller or the Business, and neither the Business nor Seller nor any Affiliate of Seller has been notified by any Governmental Authority or any other Person that the Business or the Purchased Assets have, or may have, any liability pursuant to any Environmental Law.

3.11 Solvency. Seller is not now insolvent and Seller will not be rendered insolvent by the sale, transfer and assignment of the Purchased Assets pursuant to the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1 Organization and Good Standing. Purchaser is a corporation duly formed, validly existing and in good standing under the laws of its respective jurisdiction of formation, with full power and authority to own or lease its properties and to carry on its business as presently conducted.

4.2 Authorization. Purchaser has full power and authority to execute and deliver this Agreement and each other Purchaser Document and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each other Purchaser Document and the consummation of the transactions contemplated hereby and thereby have been or will be prior to the Closing Date duly authorized by all necessary corporate actions on behalf of Purchaser. This Agreement has been, and each other Purchaser Document will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each other Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) None of the execution or delivery by Purchaser of this Agreement or any of the other Purchaser Documents, nor the performance by Purchaser of its obligations hereunder and thereunder will (i) contravene any provision contained in the organizational documents of such party (ii) violate or result in a breach (with or without the lapse of time, the giving of notice or both) of or constitute a default under any judgment, Order, decree, Law, rule or regulation or other restriction of any Governmental Authority, in each case to which Purchaser is a party or by which it is bound or to which any of its assets or properties are subject, or (iii) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Purchaser is a party.

(b) No notice to, filing with, or authorization, registration, consent or approval of, any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or any other Purchaser Document or the consummation of the transactions contemplated hereby or thereby by Purchaser.

4.4 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

4.5 Sufficiency of Funds.  Purchaser has, or will have, sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

4.6 Independent Investigation.  Purchaser has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of Seller set forth in  Article III of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article III of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE V

COVENANTS AND AGREEMENTS

5.1 Transfer and Property Taxes; Bulk Sales Compliance.

(a) Seller shall pay any and all liabilities for any excise, sales, use, stamp, value added, documentary, filing, recording, transfer, stock transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Taxing Authority or Governmental Authority in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), regardless of the Person liable for such Transfer Taxes under applicable Law. Seller shall prepare and file the required Tax Returns and other required documents with respect to the Transfer Taxes required to be paid pursuant to the preceding sentence and shall promptly provide Purchaser with evidence of the payment of such Transfer Taxes. Purchaser shall cooperate in the filing of any such required Tax Returns to the extent required.

(b) Purchaser and Seller each hereby waive compliance with the requirements and provisions of any bulk sales or other transfer Law with respect to the sale of any or all of the Purchased Assets to Purchaser, the transfer of the Transferred Employees or the transactions contemplated by this Agreement.

5.2 Employment Matters. Purchaser shall make employment offers, effective as of the consummation of the transactions contemplated by this Agreement, to such employees of the Business as Purchaser determines and on terms acceptable to Purchaser, in its sole discretion. Seller shall terminate the employment of all of its employees immediately prior to the Closing. Seller shall be responsible for the payment, in a manner consistent with past practice, of all obligations relating to the termination of any employee’s employment by Seller (collectively, “Severance Expense”).

5.3 Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

5.4 Schedule 2.1(b)(ii).  For the avoidance of doubt, (a) Seller shall retain the trade accounts receivable (billed and unbilled) and miscellaneous receivables through October 14, 2020 and as specifically set forth on Schedule 2.1(b)(ii), (b) Seller shall retain all trade accounts payable by Seller to third parties and other accrued expenses in connection with the Business that remain unpaid as of October 14, 2020 and as specifically set forth on Schedule 2.1(b)(ii) and (c) Purchaser shall provide installations, where necessary, for those orders as specifically set forth on Schedule 2.1(b)(ii) and warranty repairs, when necessary, for all products under warranty sold by Seller prior to the Closing; provided, that such installations and warranty repairs shall be invoiced to, and paid by, Seller at a rate of $115 per hour of labor plus payment or reimbursement for usual and customary expenses incurred in connection therewith.

5.5 Non-Competition. For a period of four (4) years commencing on the Closing Date, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the Business anywhere in the world (the “Territory”); or (ii) have an interest in any Person that engages directly or indirectly in the Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person.

ARTICLE VI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES;

SURVIVAL OF COVENANTS; INDEMNIFICATION

6.1 Survival of Representations, Warranties and Covenants.

(a) Except as set forth in the immediately succeeding sentences of this Section 6.1(a), the representations and warranties provided for in this Agreement shall survive the Closing for one (1) year from the Closing Date. The survival period of each representation or warranty as provided in this Section 6.1 is hereinafter referred to as the “Survival Period.” After the expiration of any such Survival Period, such representations and warranties shall expire and be of no further force and effect unless a claim or claims shall have been asserted by Purchaser or Seller, as the case may be, with respect thereto on or before the expiration of such Survival Period.

(b) The covenants contained in this Agreement shall survive the Closing until expiration of any statute of limitations applicable thereto.

6.2 Indemnification.

(a) Seller shall indemnify and hold harmless Purchaser, its Affiliates, and their officers, directors, employees, agents and representatives (the “Purchaser Indemnified Parties”), against and in respect of any and all claims, costs, expenses, damages, liabilities, losses or deficiencies (including reasonable counsel’s fees and other reasonable costs and expenses incurred investigating or otherwise incident to any suit, action or Legal Proceeding) (the “Damages”) arising out of, resulting from or incurred in connection with:

(i) any inaccuracy in any representation or the breach of any warranty made by Seller in this Agreement or in any Seller Document or certificate delivered at Closing,

(ii) the breach by Seller of any covenant or agreement to be performed by them hereunder or in any Seller Document or certificate delivered at Closing,

(iii)  any Retained Liability; and

(iv) the conduct of the Business prior to the Closing.

(b) Purchaser shall indemnify and hold harmless Seller, its Affiliates and their officers, directors, employees, agents and representatives (the “Seller Indemnified Parties”), against and in respect of any and all Damages arising out of, resulting from or incurred in connection with:

(i) any inaccuracy in any representation or the breach of any warranty made by Purchaser in this Agreement or in any Purchaser Document or certificate delivered at Closing,

(ii) the breach by Purchaser of any covenant or agreement to be performed by Purchaser hereunder or in any Purchaser Document or certificate delivered at Closing,

(iii) any Assumed Liability, and

(iv) the conduct of the Business on or after the Closing.

(c) With respect to a matter for which indemnification is sought under this Section 6.2, the Person providing such indemnification in respect of such matter pursuant to this Section 6.2 is hereinafter referred to as an “Indemnifying Party” and the Person entitled to be indemnified in respect of such matter pursuant to the provisions of this Section 6.2 is hereinafter referred to as an “Indemnified Party.”

(d) For all federal, state, local and foreign income tax purposes, all indemnification, purchase price adjustments and other payments made pursuant to this Agreement will be treated as an adjustment to the Purchase Price, unless otherwise required by Law.

6.3 Procedures for Third Party Claims. In the case of any claim for indemnification arising from a claim of a third party (a “Third Party Claim”), an Indemnified Party shall give prompt written notice, following such Indemnified Party’s receipt of such claim or demand, to the Indemnifying Party of any claim or demand of which such Indemnified Party has knowledge and as to which it may request indemnification hereunder; provided, however, that failure to give such notice will not affect such Indemnified Party’s rights hereunder unless, and then solely to the extent that, the rights of the Indemnifying Parties from whom indemnity is sought are materially prejudiced as a result of such failure. The Indemnifying Party shall have the right (and if they elect to exercise such right, to do so within twenty (20) days after receiving such notice from the Indemnified Party) to defend and to direct the defense against any such claim or demand, in its name or in the name of the Indemnified Party, as the case may be, at the expense of the Indemnifying Party, and with counsel selected by the Indemnifying Party. Notwithstanding anything in this Agreement to the contrary, the Indemnified Party shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party, and keep the Indemnifying Party fully informed, in the defense of such claim or demand. The Indemnified Party shall have the right to participate in the defense of any claim or demand with counsel employed at its own expense.

6.4 Procedures for Inter-Party Claims. In the event that an Indemnified Party determines that it has a claim for Damages against an Indemnifying Party hereunder (other than as a result of a Third Party Claim), the Indemnified Party shall give prompt written notice thereof to the Indemnifying Party, specifying, to the extent then known, the amount of such claim and any relevant facts and circumstances relating thereto. The Indemnified Party and the Indemnifying Party shall negotiate in good faith for the thirty (30) day period following receipt of such notice regarding the resolution of any disputed claims for Damages. If no resolution is reached with regard to such disputed claim between the Indemnifying Party and the Indemnified Party within such thirty (30) day period, the Indemnified Party shall be entitled to seek appropriate remedies in accordance with the terms hereof. In the event that a party hereto claiming to be an Indemnified Party institutes Legal Proceedings in order to recover Damages hereunder and the applicable court refuses to award any Damages to such party, such party shall reimburse the defending party for the cost of such Legal Proceedings (including costs of investigation and reasonable attorneys’ fees and disbursements).

6.5 Indemnification Payments. Any amount determined due to Purchaser pursuant to a claim for indemnification under this Article VI, or otherwise shall

(a) First, be satisfied through a right of offset or setoff against the Notes, and

(b) Second, be paid directly by Seller.

6.6 Certain Limitations.  The indemnification provided in this Article VI shall be subject to the following limitations:

(a) [Reserved].

(b) The aggregate amount of all Damages for which Seller shall be liable pursuant to this Article VI shall not exceed the Purchase Price actually received by Seller. The aggregate amount of all Damages for which Purchaser shall be liable pursuant to this Article VI shall not exceed the Purchase Price.

(c) Payments by an Indemnifying Party pursuant to this Article VI in respect of any Damages shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Damages prior to seeking indemnification under this Agreement.

(d) Payments by an Indemnifying Party pursuant to this Article VI in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

(e) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f) Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Damages upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Damages.

(g) Seller shall not be liable under this Article VI for any Damages based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Purchaser had knowledge of such inaccuracy or breach prior to the Closing.

6.7 Exclusive Remedies. Subject to Section 7.15, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VI. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VI. Nothing in this Section 6.7 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 7.15.

ARTICLE VII

MISCELLANEOUS

7.1 Notices. All notices and other communications hereunder or, except as otherwise provided therein, under any other Transaction Document, will be in writing and will be deemed received (a) on the date of delivery if delivered personally or by telecopy or facsimile or other electronic means (in the case of electronic means with copies by next day air courier or by registered or certified mail, return receipt requested, postage prepaid), (b) on the first (1st) Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder must be delivered as set forth below, or pursuant to instructions as may be designated in writing by the party to receive such notice:

If to Purchaser:
Beijing JWGB Sci. & Tech. Co., Ltd
Room 2206, Building 1, No. 23, South Binhe Road
Guanganmen, Xicheng District, Beijing China
Attention: Dr. Yang Feng
Email: yangfeng@jwgb.net

If to Seller:

Altamira Instruments, Inc.
c/o Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, NY 11716
Attention: Helena R. Santos, Chief Executive Officer
Email:hsantos@scientificindustries.com

With a copy (which shall not constitute notice) to:

Reitler, Kailas & Rosenblatt LLC
885 Third Avenue, 20th Floor
New York, NY 10022
Attn: John F.F. Watkins, Esq.
Email: jwatkins@reitlerlaw.com

7.2 Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby.

7.3 Governing Law; Consent to Jurisdiction; Arbitration.

(a) This Agreement and all of the other Transaction Documents will be governed in all respects, including but not limited to, as to validity, interpretation and effect, by the internal Laws of the State of Delaware, without giving effect to its principles or rules of conflict of Laws (to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction).

(b) Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any federal or state court located within Pittsburgh, Pennsylvania, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Pennsylvania for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

(c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(d) Any dispute arising out of this Agreement or any transaction contemplated hereby, which is not settled by mutual consent shall be finally settled by binding arbitration, conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with said rules. If Purchaser and Seller are unable to agree upon the identity of such arbitrator within 10 days of demand by Purchaser or Seller, then either Purchaser or Seller shall have the right to petition a presiding justice of the Supreme Court of Pennsylvania, Allegheny County, to appoint an arbitrator. The arbitration shall be held in Pittsburgh, Pennsylvania. The costs of the arbitration, including administrative and arbitrator’s fees, shall be shared by Purchaser and Seller unless the arbitrator determines otherwise. The arbitrator’s decision shall be the sole, exclusive and binding remedy between them regarding any and all disputes, controversies, claims and counterclaims presented to the arbitrator. Application may be made to any court having jurisdiction over the party (or its assets) against whom the decision is rendered for a judicial recognition of the decision and an order of enforcement.

7.4 Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, the rights and obligations of a party under this Agreement may not be assigned, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder; provided, however, that Article VI shall also be for the benefit of the Purchaser Indemnified Parties and the Seller Indemnified Parties.

7.5 Counterparts; Facsimile. This Agreement and each other Transaction Document may be executed in one or more counterparts, by facsimile (or a photocopy or PDF) or otherwise. Each such counterpart shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

7.6 Headings. The headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

7.7 Entire Agreement. This Agreement, including the Schedules and Exhibits attached thereto, together with the other Transaction Documents, constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

7.8 Amendment and Modification. This Agreement shall only be amended or modified in a writing signed by Seller, on the one hand, and Purchaser, on the other hand.

7.9 Waiver. Any of the terms or conditions of this Agreement may be waived at any time by the party or parties entitled to the benefit thereof, but only by a writing signed by the party or parties waiving such terms or conditions.

7.10 Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

7.11 Joint Negotiation and Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the agreements ancillary hereto and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement and the agreements ancillary hereto shall be construed as jointly drafted by the parties hereto or thereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or of any of the agreements ancillary hereto.

7.12 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR ANY AGREEMENT EXECUTED PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT EXECUTED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.12.

7.13 Attorneys’ Fees. If any Legal Proceeding relating to any of the Transaction Documents or the enforcement of any provision of any of the Transaction Documents is brought against any party to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party may be entitled.

7.14 Further Actions. Each party hereto shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such additional action as any other party hereto may reasonably request to effect or consummate the transactions contemplated hereby. Each such party shall, on or prior to the Closing, use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

7.15 Specific Performance. Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that there may not be an adequate remedy at law for certain breaches of this Agreement. Accordingly, the parties acknowledge and agree that, in addition to all other remedies available (at Law or otherwise), the parties, as appropriate, shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this Agreement. The parties further acknowledge and agree that no party shall be required to prove actual damages or post any bond or any other security in connection with or as a condition to obtaining any remedy referred to in this Section 7.15, and the parties waive any right any of them may have to require that the other parties, as applicable, obtain, furnish or post any such bond or similar instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be duly executed as of the day and year first above written.

PURCHASER:

BEIJING JWGB SCI. & TECH. CO., LTD
By: /s/ Yang Feng Name: Dr. Yang Feng Title: President

SELLER:

ALTAMIRA INSTRUMENTS, INC. By: /s/ Helena Santos
Name: Helena R. Santos Title: Chief Executive Officer

Signature Page to Asset Purchase Agreement

EXHIBIT A

DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

 “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Pittsburgh, Pennsylvania are open for the general transaction of business.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Dollars” or “$,” when used in this Agreement or any other Transaction Document, means United States dollars unless otherwise stated.

“Environmental Laws” means any federal, state or local Law, statute, ordinance, rule, regulation, license, permit, authorization, approval, consent, court Order, judgment, decree, injunction, code requirement or agreement with any Governmental Authority (x) relating to pollution (or the cleanup thereof or the filing of information with respect thereto), human health or the protection of air, surface water, ground water, drinking water supply, land (including land surface or subsurface), plant and animal life or any other natural resource, or (y) concerning exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of Regulated Substances, in each case as amended and as now or hereafter in effect. The term “Environmental Laws” includes any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or Damages due to or threatened as a result of the presence of, exposure to, or ingestion of, any Regulated Substance.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other self-regulatory organization or quasi-governmental agency established to perform any of such functions, and also including any non-governmental trade association, union or organization, guild or similar body.

“Indebtedness” means at a particular time, without duplication, (i) any obligations under any indebtedness for borrowed money (including all principal, interest, premiums, penalties, fees, expenses, indemnities and breakage costs), (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) deferred purchase price for assets, property or services, whether contingent, fixed or otherwise, (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness pursuant to a guarantee, (vi) any obligations under capitalized leases or with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, and (vii) any indebtedness secured by a Lien on a Person’s assets.

“Knowledge”, “to the Knowledge of Seller” or “to Seller’s Knowledge” means the actual or constructive knowledge, after due inquiry, of each of the officers of Seller.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or other requirement, bylaws or rules of any Governmental Authority applicable to its member or participants.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, investigations, inquiries, proceedings or claims by or before a Governmental Authority.

“Lien” or “Liens” means any mortgage, pledge, security interest, right of first refusal, option, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against Seller, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute (other than to reflect ownership by a third party of property leased to Seller under a lease which is not in the nature of a conditional sale or title retention agreement), any subordination arrangement in favor of another Person, or voting trusts, proxies or restrictions (other than restrictions imposed by federal or state securities laws) of any kind.

“Notes” means the unsecured promissory notes to be delivered by Purchaser pursuant to Sections 2.3(b)(ii)-(iii), each substantially in the form annexed hereto as Exhibit C.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Ordinary Course of the Business” means the ordinary and usual course of day-to-day operations of the Business through the date hereof consistent with past practice.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Authority.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof.

“Purchaser Documents” means this Agreement and the Assignment and Assumption Agreement and Bill of Sale.

“Regulated Substances” means pollutants, contaminants, hazardous or toxic substances, compounds or related materials or chemicals, hazardous materials, hazardous waste, flammable explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products (including, but not limited to, waste petroleum and petroleum products) as regulated under applicable Environmental Laws.

“Seller Documents” means this Agreement and the Assignment and Assumption Agreement and Bill of Sale.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses are, as of the date hereof or as of the Closing Date, owned, controlled or held by such Person.

“Tax”, “tax”, “Taxes” or “taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, alternative minimum or add-on minimum tax, gross income, gross receipts, capital, paid-up capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, royalty, property, estimated, and environmental taxes, windfall profits tax, customs duties, fees, or other like assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise, in each case whether or not disputed.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Tax Return” or “tax return” means any return, report or statement filed or required to be filed with respect to any Tax (including any attachments thereto, and any amendments thereof) including any information return, claim for refund, amended return or declaration of estimated Tax.

“Transaction Documents” means the Purchaser Documents and the Seller Documents.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

Other Definitions. The following table identifies the sections in this Agreement where certain other definitions are set forth:

Defined Term	Section
Agreement	Opening Paragraph
Accounts Receivable	2.1(b)(ii)
Assignment and Assumption Agreement and Bill of Sale	2.4(a)(i)
Assumed Contracts	2.1(c)(i)
Assumed Liabilities	2.1(c)
Books and Records	2.1(a)(ix)
Business	Recitals
Closing	2.3(a)
Closing Date	2.3(a)
Damages	6.2(a)
Excluded Assets	2.1(b)
Indemnified Party	6.2(c)
Indemnifying Party	6.2(c)
Intellectual Property	2.1(a)(vi)
Inventory	2.1(a)(ii)
Purchase Price	2.2
Purchased Assets	2.1(a)
Purchaser	Opening Paragraph
Purchaser Indemnified Parties	6.2(a)
Retained Liabilities	2.1(d)
Seller	Opening Paragraph
Scheduled Contracts	2.1(a)(vi)
Seller Indemnified Parties	6.2(b)
Severance Expense	5.2
Survival Period	6.1(a)
Tangible Personal Property	2.1(a)(i)
Territory	5.5
Third Party Claim	6.3
Transfer Taxes	5.1(a)

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT AND BILL OF SALE

(see attached)

EXHIBIT C

 NOTES

(see attached)